Hennepin Partners LLC

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 68498

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hennepin Partners

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 Second Avenue South, Suite 350

(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Weinstein   **612-604-2066**

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly US, LLP

(Name – if individual, state last, first, middle name)

225 South Sixth Street, Suite 2300	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Neil Weinstein_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Hennepin Partners_____ , as

of __December 31_____ , 20 __20_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

```
Melissa M Sjolander
State of Minnesota
Notary Public
My Commission Expires 01/31/2025
```



__Notary Public__

_____
Signature

__Managing Director__
Title

This report** contains (check all applicable boxes):

- ☒ (a)   Facing page.
- ☒ (b)   Statement of Financial Condition.
- ☐ (c)   Statement of Income (Loss).
- ☐ (d)   Statement of Changes in Financial Condition.
- ☐ (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g)   Computation of Net Capital.
- ☐ (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i)   Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k)   A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)   An Oath or Affirmation.
- ☐ (m)   A copy of the SIPC Supplemental Report.
- ☐ (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hennepin Partners LLC

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Member and Board of Governors of Hennepin Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hennepin Partners LLC (the Company) as of December 31, 2020, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2011.
Minneapolis, Minnesota
March 30, 2021

HENNEPIN PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2020

ASSETS

Cash	$	2,270,546
Accounts receivable		271,822
Prepaid expenses		26,353
Security deposit		20,729
Right-of-use asset		321,666
Property and equipment, net		134,608
TOTAL ASSETS	$	3,045,724

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	573,198
Lease liability		336,915
PPP Loan		629,190
Deferred revenue		102,667
TOTAL LIABILITIES		1,641,970
Member's equity		1,403,754
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,045,724

See accompanying notes to financial statement.

(1) Nature of business and significant accounting policies

Nature of business – Hennepin Partners LLC (the Company), formerly known as Quetico Partners LLC, provides investment banking and financial advisory services to corporate clients. The member experiences limited liability to the extent of its capital balance.

A summary of the Company's significant accounting policies follows:

Cash – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary as of December 31, 2020. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

Revenue recognition – The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes fees from investment banking and financial advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue from investment banking success fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Revenue from financial advisory retainer fees are generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Revenue from financial advisory valuation fees are generally recognized at the point in time that performance under the arrangement is completed. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenues. As of December 31, 2020, deferred revenues were $102,667. Disaggregation can be found on the statement of operations for the year ended December 31, 202

(1) Nature of business and significant accounting policies (continued)

Depreciation and amortization – Depreciation and amortization are computed by using straight-line methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life.

Income taxes – The Company is a disregarded entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the financial statements.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues during the reporting period. Actual results could differ from those estimates.

(2) Property and equipment

Property and equipment consisted of the following as of December 31, 2020:

Computers and equipment	$	228,158
Leasehold improvements		55,621
Total cost		283,779
Accumulated depreciation		(149,171)
Property and equipment, net	$	134,608

Depreciation expense charged to operations for the year ended December 31, 2020 was $28,111.

(3) Concentrations

The Company had three contracts with clients that generated approximately 42% of total annual revenues for the year ended December 31, 2020.

(4) Net Capital requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of December 31, 2020, the Company had net capital of $1,579,432 which was $1,533,358 in excess of its required net capital of $46,074. The Company's net capital ratio was .44 to 1 as of December 31, 2020.

(5) Lease commitments

In accordance with ASC 842, "Leases", the Company's leases with terms longer than twelve months are recorded on the statement of financial condition. The Company leases office space which is classified as operating lease. The lease for office space provides for increases in future minimum rental payments.

The lease also includes real estate taxes and maintenance charges, which are excluded from the minimum lease payments.

(5) Lease commitments (continued)

The Company had $321,666 of operating lease right-of-use asset as of December 31, 2020. The Company had $336,915 in lease liability as of December 31, 2020.

Future minimum lease payments as of December 31, 2020 are as follows:

Years Ending December 31,	
2021	$74,279
2022	77,231
2023	80,182
2024	83,134
Thereafter	71,328
Total future lease payments	386,154
Imputed interest	(49,239)
Net liability as of 12/31/2020	$ 336,915

Total rental expense was $139,612 for the year ended December 31, 2020.

(6) Exemption from Rule 15c3-2

The Company amended its membership agreement with FINRA on November 19, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

(7) Subsequent events

The Company has evaluated subsequent events occurring through March 30, 2021, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

(8) Paycheck Protection Program

On April 23, 2020, the Company received loan proceeds in the amount of $629,190 under the Paycheck Protection Program ("PPP") which was established as part of the Coronavirus Aid, Relief and Economic Security ("CARES") Act and is administered through the Small Business Administration ("SBA"). The PPP provides loans to qualifying businesses in amounts up to 2.5 times their average monthly payroll expenses and was designed to provide a direct financial incentive for qualifying businesses to keep their workforce employed during the Coronavirus crisis. PPP loans are uncollateralized and guaranteed by the SBA and are forgivable after a "covered period" (eight or twenty-four weeks) as long as the borrower maintains its payroll levels and uses the loan proceeds for eligible expenses, including payroll, benefits, mortgage interest, rent, and utilities. The forgiveness amount will be reduced if the borrower terminates employees or reduces salaries and wages more than 25% during the covered period. Any unforgiven portion is payable over 2 years if issued before, or 5 years if issued after, June 5, 2020 at an interest rate of 1% with payments deferred until the SBA remits the borrower's loan forgiveness amount to the lender, or, if the borrower does not apply for forgiveness, ten months after the end of the covered period. PPP loan terms provide for customary events of default, including payment defaults, breaches of representations and warranties, and insolvency events and may be accelerated upon the occurrence of one or more of these events of default. Additionally, PPP loan terms do not include prepayment penalties.

(8) **Paycheck Protection Program (continued)**

The Company met the PPP's loan forgiveness requirements, and therefore, applied for forgiveness during December of 2020. When legal release is received, the Company will record the amount forgiven as forgiveness income within its statement of operations. If any portion of the Company's PPP loan is not forgiven, the Organization will be required to repay that portion, plus interest, over 2 years in monthly installments with the repayment term beginning at the time that the SBA remits the amount forgiven to the Organization's lender.

The SBA reserves the right to audit any PPP loan, regardless of size. These audits may occur after forgiveness has been granted. In accordance with the CARES Act, all borrowers are required to maintain their PPP loan documentation for six years after the PPP loan was forgiven or repaid in full and to provide that documentation to the SBA upon request.